Exhibit 5.2

Simpson Thacher & Bartlett llp

av. pres. juscelino kubitschek, 1455 12° andar, conj. 121 são paulo, sp, brasil 04543-011 telephone: +55-11-3546-1000 facsimile: +55-11-3546-1002

March 13, 2023

Ambipar Emergency Response

Avenida Angélica, nº 2346, 5th Floor

São Paulo, SP – Brazil, 01228-200

Ladies and Gentlemen:

We have acted as counsel to Ambipar Emergency Response, a Cayman Islands exempted company incorporated with limited liability (the “Company”), in connection with the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company on March 13, 2023 with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Securities Act”) relating to (1) the issuance of up to 16,200,000 class A ordinary shares, par value $0.0001 per share of the Company (each, a “Class A Ordinary Share”); and (2) the offer and sale of certain securities by the selling securityholders named in the Registration Statement, including (i) up to 18,807,000 Class A Ordinary Shares, and (ii) 3,530,000 warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per share (each, a “Warrant”).

We have examined (1) the Registration Statement, (2) the business combination agreement, dated as of July 5, 2022, by and among the Company, HPX Corp. (“HPX”), a Cayman Islands exempted company, Ambipar Merger Sub (“Merger Sub”), a Cayman Islands exempted company, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Business Combination Agreement”), (3) the warrant agreement, dated as of July 15, 2020, by and between the Company (as successor of HPX following the consummation of the transactions contemplated in the Business Combination Agreement) and Continental Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Registration Statement (the “Warrant Agreement”), and (4) the specimen warrant certificate of the Company filed as Exhibit 4.2 of the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth.

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In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We also have assumed that, the Warrant Agreement is the valid and legally binding obligation of each party thereto other than the Company.

In rendering the opinion set forth below, we have assumed further that (1) the Company is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly authorize, executed and delivered the Business Combination Agreement and assumed the obligations of HPX under the Warrant Agreement and issued the Warrants in accordance with its organizational documents and the law of the jurisdiction in which it is organized, (2) the execution, delivery and performance by the Company of the Business Combination Agreement, the consummation of the mergers as set forth therein (the “Mergers”), the assumption by the Company of the obligations of HPX under the Warrant Agreement and the issuance of the Warrants do not constitute a breach or violation of the Company’s organizational documents or violate the law of the Cayman Islands or any other jurisdiction (except that no such assumption is made with respect to the law of the State of New York) and (3) none of (a) the performance by the Company of its obligations under each of the Business Combination Agreement, the consummation of the Mergers or the issuance of the Warrants by the Company or (b) the performance by the Company of its obligations under the Business Combination Agreement and the Warrant Agreement constitutes a breach or default under any agreement or instrument which is binding upon the Company, including as successor of HPX following the consummation of the transactions contemplated in the Business Combination Agreement.

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Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Warrants constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) the effects of the possible application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. In addition, we express no opinion as to the validity, legally binding effect or enforceability of Section 9.9 of the Warrant Agreement relating to the severability of provisions of the Warrant Agreement.

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In connection with the provisions the Warrant Agreement whereby the parties submit to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York, we note the limitations of 28 U.S.C. Sections 1331 and 1332 on subject matter jurisdiction of the U.S. federal courts. In connection with the provisions of the Warrant Agreement that relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under N.Y.C.P.L.R. Section 510 a New York State court may have discretion to transfer the place of trial, and under 28 U.S.C. Section 1404(a) a United States District Court has discretion to transfer an action from one U.S. federal court to another.

We do not express any opinion herein concerning any law other than the law of the State of New York.

We hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP